Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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1.	Press Release dated March 30, 2006.

PRESS RELEASE

VIVO ANNOUNCES COMPLETION OF MERGERS

São Paulo, Brazil, March 30, 2006 – The management of Vivo Participações S.A. (formerly known as Telesp Celular Participações S.A. (NYSE: TCP)) (“Vivo” or “TCP”) and of Tele Centro Oeste Celular Participações S.A. (NYSE: TRO) (“TCO”) announced the completion of the merger of shares of TCO with Vivo and the merger of companies of Tele Leste Celular Participações S.A. (NYSE: TBE) (“TLE”), Tele Sudeste Celular Participações S.A. (NYSE: TSD) (“TSD”) and Celular CRT Participações S.A. into Vivo. The mergers were approved by the voting shareholders of all the companies at extraordinary general shareholders’ meetings held on February 22, 2006 and were legally effective from that date. The period for the exercise of appraisal rights by shareholders of the companies who had a right to exercise such rights ended on March 27, 2006.

American Depositary Shares (“ADSs”) of TCP, TCO, TLE and TSD will continue trading on the New York Stock Exchange under their existing ticker symbols until the end of trading today, March 30, 2006. Beginning on March 31, 2006, the ADSs of Vivo are expected to trade on the New York Stock Exchange under the ticker symbol “VIV.”

The Bank of New York, as depositary for the ADS programs of TCO, TLE and TSD, will close its books for all transfers and other transactions involving ADSs of those companies on April 4, 2006. The depositary will begin to deliver American Deposit Receipts (“ADRs”) representing Vivo ADSs to holders of ADRs of TCO, TLE and TSD on or about April 5, 2006 at the applicable exchange ratios based on the registered holders of ADSs of TCO, TLE and TSD at the close of business on April 4, 2006.

Important notice: Investors in ADSs of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo.

Forward-looking statements: This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual events to differ materially from current expectations.